UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-12870
CUSIP NUMBER: 31947W100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Chester County Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9 North High Street
Address of Principal Executive Office (Street and Number)

West Chester, Pennsylvania 19380
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced delays in the preparation of our financial statements and disclosure for inclusion in its Quarterly Report on Form 10-Q for the period ended September 30, 2009, primarily due to the time and complexity of the review of the Company’s loan portfolio and the related allowance determinations. As a result, the Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2009, without unreasonable effort or expense.  The extension will allow the Company further time to complete the Quarterly Report on Form 10-Q.  The Company expects to file its Form 10-Q within the five-day extension period afforded by Form 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Sheryl S. Vittitoe	(484)	881-4330
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Primarily as a result of the impact of the loan portfolio review and allowance, the Company anticipates that a significant decrease in operating earnings to an operating loss for the quarter ended September 30, 2009, as compared to the quarter ended September 30, 2008, will be reflected in the earnings statements to be included in its Form 10-Q for the quarter ended September 30, 2009.  A reasonable quantitative estimate of the operating loss cannot be made at this time as the Company’s financial statements for the quarter ended September 30, 2009 are not yet finalized as stated in Part III above.

* * * * * * * * *

First Chester County Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

First Chester County Corporation

Date:	November 9, 2009	By:	/s/ Sheryl S. Vittitoe
Sheryl S. Vittitoe
Chief Financial Officer